BrilliA Inc

220 Orchard Road

Unit 05-01, Midpoint Orchard

Singapore 238852

August 19, 2025

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	BrilliA Inc
Registration Statement on Form F-1 (File No. 333-289611)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, BrilliA Inc hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form F-1, so that such Registration Statement will become effective at 4:00 p.m., Eastern Time, on August 21, 2025, or as soon thereafter as practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

BrilliA Inc

By:	/s/ Kendrew Hartanto
	Name:	Kendrew Hartanto
	Title:	Chief Executive Officer